Exhibit 12

E. I. DU PONT DE NEMOURS AND COMPANY

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in millions)

	Successor	Predecessor
	Three Months Ended March 31, 2018	Three Months Ended March 31, 2017
(Loss) Income from continuing operations before income taxes	$(189)	$1,375
Adjustment for companies accounted for by the equity method	87	(17)
Less: Capitalized interest	(4)	(7)
Add: Amortization of capitalized interest	—	7
	(106)	1,358
Fixed charges:
Interest and debt expense	80	84
Capitalized interest	4	7
Rental expense representative of interest factor	24	24
	108	115
Total adjusted earnings available for payment of fixed charges	$2	$1,473
Number of times fixed charges earned	N/A1	12.8

1 The ratio coverage for the three months ended March 31, 2018 is less than 1:1. DuPont would need to generate additional earnings of approximately $106 million to achieve coverage of 1:1 for the three months ended March 31, 2018.